UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2013

      ALON BLUE SQUARE ISRAEL LTD.

(translation of registrant’s name into English)

France Building , Europark P.O.Box 10, Yakum 60972, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

As announced in a Form 6-K submitted by Alon Blue Square Israel Ltd. (the "Company") on September 9, 2013, the Company's Special General Meeting (the "Meeting") has been rescheduled to September 30, 2013 at 10:30 a.m., Israel time.

In connection with the Meeting, certain amendments have been made to the proposed Officers' Compensation Policy that was attached as Appendix A to the proxy statement sent to shareholders on or about August 8, 2013 (and submitted by the Company to the Securities and Exchange Commission on Form 6-K on August 8, 2013). The proposed amended Officers' Compensation Policy, marked to show changes from the version originally distributed to shareholders, is attached hereto as Exhibit 99.1 (the "Amended Policy"). The Amended Policy will be proposed to the shareholders for approval at the Special General Meeting to be held on September 30, 2013.

Exhibit 99.1 Amended Officers' Compensation Policy.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON BLUE SQUARE ISRAEL LTD

/s/ Ortal Klein

Ortal Klein, Adv.
September 11, 2013	Corporate Secretary